File No. 812-15248

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1

PCM FUND, INC.

PIMCO CORPORATE & INCOME OPPORTUNITY FUND

PIMCO CORPORATE & INCOME STRATEGY FUND

PIMCO DYNAMIC INCOME FUND

PIMCO DYNAMIC INCOME OPPORTUNITIES FUND

PIMCO ENERGY AND TACTICAL CREDIT OPPORTUNITIES FUND

PIMCO GLOBAL STOCKSPLUS® & INCOME FUND

PIMCO HIGH INCOME FUND

PIMCO INCOME STRATEGY FUND

PIMCO INCOME STRATEGY FUND II

PIMCO STRATEGIC INCOME FUND, INC.

PIMCO ACCESS INCOME FUND

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

PIMCO CALIFORNIA MUNICIPAL INCOME FUND II

PIMCO CALIFORNIA MUNICIPAL INCOME FUND III

PIMCO MUNICIPAL INCOME FUND

PIMCO MUNICIPAL INCOME FUND II

PIMCO MUNICIPAL INCOME FUND III

PIMCO NEW YORK MUNICIPAL INCOME FUND

PIMCO NEW YORK MUNICIPAL INCOME FUND II

PIMCO NEW YORK MUNICIPAL INCOME FUND III

PIMCO FLEXIBLE CREDIT INCOME FUND

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

PIMCO CAPITAL SOLUTIONS BDC CORP.

PIMCO BRAVO FUND III, L.P.

LVS III HOLDING LP

PIMCO BRAVO FUND IV, L.P.

LVS IV HOLDING SP LP

LVS IV HOLDING LP

PIMCO REAL ESTATE OPPORTUNITIES FUND, L.P.

PIMCO COMMERCIAL REAL ESTATE DEBT FUND, L.P.

PIMCO COMMERCIAL REAL ESTATE DEBT FUND II, L.P.

PIMCO CORPORATE OPPORTUNITIES FUND III, L.P.

PIMCO CORPORATE OPPORTUNITIES FUND IV, L.P.

OC III HOLDING LP

PIMCO PRIVATE INCOME FUND LP

PIMCO TACTICAL OPPORTUNITIES MASTER FUND LTD.

PIMCO HORSESHOE FUND, LP

PIMCO RED STICK FUND, L.P.

PIMCO DISTRESSED SENIOR CREDIT OPPORTUNITIES FUND II, L.P.

PIMCO DISCO FUND III LP

PIMCO RESIDENTIAL OPPORTUNITIES FUND, L.P.

PHFS RESIDENTIAL OPPORTUNITIES OFFSHORE FUND, L.P.

PIMCO OP TRUST FLEXIBLE CREDIT FUND, L.P.

PIMCO FLEXIBLE CREDIT MASTER FUND, L.P.

PIMCO ILS SERIES SPC, ON BEHALF OF AND FOR THE ACCOUNT OF PIMCO ILS FUND I

PIMCO ILS SERIES SPC, ON BEHALF OF AND FOR THE ACCOUNT OF PIMCO ILS FUND II

PIMCO GLOBAL CREDIT OPPORTUNITY MASTER FUND LDC

PIMCO ABSOLUTE RETURN STRATEGY 3 MASTER FUND LDC

PIMCO ABSOLUTE RETURN STRATEGY 3D OFFSHORE FUND LTD.

PIMCO ABSOLUTE RETURN STRATEGY 3E MASTER FUND LDC

PIMCO ABSOLUTE RETURN STRATEGY IV MASTER FUND LDC

PIMCO ABSOLUTE RETURN STRATEGY IV IDF LLC

PIMCO ABSOLUTE RETURN STRATEGY IV EFUND

PIMCO ABSOLUTE RETURN STRATEGY V MASTER FUND LDC

PIMCO MORTGAGE INVESTMENT TRUST, INC.

PIMCO PRIVATE DIVERSIFIED LENDING FUND PRIVATE SLEEVE LP

PIF II OFFSHORE I LTD

PAF LUX SCA, SICAV- RAIF

PIMCO DISCO CONTINGENT CAPITAL FUND SERIES I LP

PIMCO EUROPEAN DATA CENTRE OPPORTUNITY FUND, SCSP

PIMCO COMMERCIAL REAL ESTATE LENDING EUROPE FUND SCSP

PIMCO CORPORATE OPPORTUNITIES FUND IV LUX, SCSP

DCCF SPV 1 SERIES 1 LP

DCCF SPV 1 CAYMAN SERIES 1 LTD

PIMCO SPECIALTY FINANCE INCOME FUND, L.P.

SFI OFFSHORE 1 LTD

PIMCO ELYSIAN PARK FUND, L.P.

PIMCO CLO OPPORTUNITIES FUND II, L.P.

PIMCO INVESTMENTS LLC

AND

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

650 Newport Center Drive

Newport Beach, CA 92660

(949) 720-6000

All Communications, Notices and Orders to:

David C. Flattum, Esq.

Global General Counsel

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (949) 720-6134

Ryan G. Leshaw, Esq.

Chief Legal Officer for the Closed-End Funds, Interval Funds, and the Company

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (949) 720-6980

Copies to:

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

david.sullivan@ropesgray.com

michael.doherty@ropesgray.com

I.	SUMMARY OF APPLICATION

A.	Requested Relief

The following entities identified in Section I.B below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder2, authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this third amended and restated application for an Order (the “Application”) would allow a Regulated Fund and one or more other Regulated Funds (as defined below) (including one or more BDC Downstream Funds (as defined below) or any Wholly-Owned Investment Subs (as defined below) and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act (the “Co- Investment Program”).

B.	Applicants Seeking Relief

•	The following funds, each of which is a closed-end management investment company registered under the Act (the “Closed-End Funds”);

•	PCM Fund, Inc. (“PCM”);
•	PIMCO Corporate & Income Opportunity Fund (“PTY”);
•	PIMCO Corporate & Income Strategy Fund (“PCN”);
•	PIMCO Dynamic Income Fund (“PDI”);
•	PIMCO Dynamic Income Opportunities Fund (“PDO)”;
•	PIMCO Energy and Tactical Credit Opportunities Fund (“NRGX”);
•	PIMCO Global StocksPLUS® & Income Fund (“PGP”);
•	PIMCO High Income Fund (“PHK”);
•	PIMCO Income Strategy Fund (“PFL”);
•	PIMCO Income Strategy Fund II (“PFN”);
•	PIMCO Strategic Income Fund, Inc. (“RCS”);
•	PIMCO Access Income Fund (“PAXS”);
•	PIMCO California Municipal Income Fund (“PCQ“);
•	PIMCO California Municipal Income Fund II (“PCK”);
•	PIMCO California Municipal Income Fund III (“PZC”);
•	PIMCO Municipal Income Fund (“PMF”);
•	PIMCO Municipal Income Fund II (“PML”);
•	PIMCO Municipal Income Fund III (“PMX”);
•	PIMCO New York Municipal Income Fund (“PNF”);
•	PIMCO New York Municipal Income Fund II (“PNI”);

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

•	PIMCO New York Municipal Income Fund III (“PYN”);

•

The following funds, each of which is a closed-end management investment company registered under the Act and is operated as an “interval fund” pursuant to Rule 23c-3 under the Act (the “Interval Funds” and, together with the Closed-End Funds, the “Funds”);

•	PIMCO Flexible Credit Income Fund (“PFLEX”);
•	PIMCO Flexible Municipal Income Fund (“PMFLX”);
•	PIMCO Flexible Emerging Markets Income Fund (“EMFLX”);
•	PIMCO Flexible Real Estate Income Fund (“REFLX”);
•	PIMCO California Flexible Municipal Income Fund (“CAFLX”);

•	PIMCO Capital Solutions BDC Corp., a closed-end management investment company that has filed an election with the Commission to be regulated as a BDC (defined below) under the Act (the “Company”);

•

The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds”);

•

PIMCO Investments LLC (the “Distributor”), a wholly-owned subsidiary of PIMCO that is registered with the Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (the “Existing PIMCO Proprietary Account”); and

•

Pacific Investment Management Company LLC, the investment adviser to the Funds, the Company and each Existing Affiliated Fund (“PIMCO” and, together with the Funds, the Company, the Existing Affiliated Funds and the Distributor, the “Applicants”) on behalf of itself and its successors.[3]

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.5

3 The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

4 See the JT No-Action Letters (as defined below).

5 No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the 1940 Act, and no entity that relies on another such order of the Commission will rely on this Order.

C.	Defined Terms

“Adviser” means PIMCO and any future investment adviser that is (i) controlled by PIMCO, (ii) registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and (iii) not a Regulated Fund or a subsidiary of a Regulated Fund.

“Affiliated Fund” means the Existing Affiliated Funds, any Future Affiliated Fund and any PIMCO Proprietary Account (as defined below). No Existing Affiliated Fund is a BDC Downstream Fund.

“BDC” means a business development company under the Act. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) are an Adviser, (v) that is not a Wholly-Owned Investment Sub, and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of trustees or directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party (as defined below) of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees (defined below). The Independent Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Adviser, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Trustees” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, or (y) relies on Rule 3a-7 under the Act, (c) that intends to participate in the Co-Investment Program, and (d) that is not a BDC Downstream Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC; (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser; and (c) that intends to participate in the Co-Investment Program.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“Independent Trustee” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Trustee of a Regulated Fund (including any non-interested member of an Independent Party) will have a direct or indirect financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Exchange Act, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“PIMCO Proprietary Account” means the Existing PIMCO Proprietary Account and any account of the Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of the Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Funds, the Company, any Future Regulated Funds, and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions (as defined below) to this application; and (iv) that (a) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, or (b) relies on Rule 3a-7 under the Act, or (c) qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (“Code”), because substantially all of its assets would consist of real properties.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Funds

Each Closed-End Fund, except for PCM and RCS, was organized as a Massachusetts business trust. PCM and RCS were organized as Maryland corporations. Each Closed-End Fund is a closed-end management investment company registered under the Act. Each Closed-End Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. PCM’s primary investment objective is to achieve high current income, with capital gain from the disposition of investments as a secondary objective. PTY’s investment objective is to seek maximum total return through a combination of current income and capital appreciation. PCN’s

6 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

primary investment objective is to seek high current income, with capital preservation and appreciation are secondary objectives. Each of PAXS, PDI and PDO seek current income as a primary objective and capital appreciation as a secondary objective. NRGX’s primary investment objective is to seek total return, with a secondary objective to seek to provide high current income. PGP’s investment objective is to seek total return comprised of current income, current gains and long-term capital appreciation. PHK’s primary investment objective is to seek high current income, with capital appreciation as a secondary objective. Each of PFL’s and PFN’s primary investment objective is to seek high current income, consistent with the preservation of capital. RCS’s primary investment objective is to generate a level of income that is higher than that generated by high quality, intermediate-term U.S. debt securities. RCS seeks capital appreciation to the extent consistent with its primary investment objective. Each of PCQ, PCK and PZC seek to provide current income exempt from federal and California income tax. Each of PMF, PML and PMX seek current income exempt from federal income tax. Each of PFN, PNI and PYN seek to provide current income exempt from federal, New York State and New York City income tax.

Each of PFLEX, PMFLX, EMFLX and CAFLX was organized as a Massachusetts business trust. REFLX was organized as a Delaware statutory trust. Each Interval Fund is a closed-end management investment company registered under the Act and operates as an “interval fund” pursuant to Rule 23c-3 under the Act. Each Interval Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Code. The investment objective of PFLEX is to seek to provide attractive risk-adjusted returns and current income. The investment objective of PMFLX is to seek to provide high current income exempt from federal income tax, with capital appreciation as a secondary objective. The investment objective of EMFLX is to seek to provide attractive risk-adjusted returns and current income. The expected investment objective of REFLX is to seek to provide current income with a secondary objective of long-term capital appreciation. The expected investment objective of CAFLX is to seek to provide high current income exempt from federal and California income tax with capital appreciation as a secondary objective.

Each Fund’s (other than REFLX’s) principal place of business is 1633 Broadway, New York, New York 10019. REFLX’s principal place of business is 650 Newport Center Drive, Newport Beach, California 92660.

Each Fund is or will be managed under the direction of a Board, of which a majority of members are not “interested” persons of the Funds within the meaning of Section 2(a)(19).7

B.	The Company

The Company is a closed-end, non-diversified investment company incorporated in Delaware. The Company has filed an election with the Commission to be treated as a BDC under the Act, intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code, and intends to qualify as a RIC in the future. The Company’s investment objectives are to generate current income and to a lesser extent longer-term capital appreciation. The Company seeks to achieve its investment objectives by investing primarily in privately negotiated

7 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

loans and equity investments to middle market companies generally with annual revenues greater than $20 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of less than $50 million.

The Company’s principal place of business is 650 Newport Center Drive, Newport Beach, California 92660.

The Company is managed under the direction of a Board, of which a majority of members are not “interested” persons of the Company within the meaning of Section 2(a)(19).

C.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser is PIMCO and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act.8 A list of the Existing Affiliated Funds is included in Schedule A hereto.

D.	PIMCO

PIMCO serves as the investment adviser of the Funds, the Company and the Existing Affiliated Funds (other than the Existing PIMCO Proprietary Account), respectively, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund. PIMCO is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act.

The PIMCO Proprietary Account will hold various financial assets in a principal capacity. PIMCO and its affiliates may operate through wholly- or majority-owned subsidiaries. Currently, the only PIMCO Proprietary Account that exists and intends to participate in the Co-Investment Program is the Distributor.

Under the terms of an investment advisory agreement with the Funds, the Company and the Affiliated Funds, respectively, PIMCO, among other things, manages the investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Funds’, the Company’s or Affiliated Funds’, as applicable, officers and Board regularly.

E.	The Distributor

The Distributor, a limited liability company formed under the laws of the State of Delaware, is a wholly-owned subsidiary of PIMCO through which PIMCO conducts U.S.-based

8 In the future, each Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this Application.

marketing and fundraising activities. The Distributor acts as a private placement agent with respect to the offer and sale of interests in privately offered funds.

The Distributor is registered as a broker-dealer with the Commission and is a member of the Financial Industry Regulatory Authority. It is also registered as a broker-dealer in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Virgin Islands.

III.	ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

The Adviser is presented with a substantial number of investment opportunities each year on behalf of its clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be Potential Co-Investment Transactions.

Applicants discuss the need for the requested relief in greater detail in Section III.C below.

The Applicants represent that the Adviser has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investment in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential

Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

The Adviser is organized and managed such that the portfolio managers and analysts (“Investment Teams” and “Investment Committees”), who are responsible for evaluating investment opportunities and making investment decisions on behalf of clients, are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Adviser to the relevant Regulated Funds is promptly notified and receives the same information about the opportunity as any other Adviser considering the opportunity for its clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the Adviser to such Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable)9. In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Adviser receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Adviser to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Adviser’s allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then current Objectives and Strategies and Board Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers will serve as investment adviser or sub-adviser to a Regulated Fund or Affiliated Fund.

(b)	Order Placement and Allocation

9 Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee.

(i)    General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

(ii)    Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will approve an investment amount to be allocated to each Regulated Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Adviser’s written allocation policies and procedures.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1(c) below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.11 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

10 The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

11 Each Adviser will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Trustees with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

(iii)    Compliance. Applicants represent that the Advisers’ allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process will be monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for the Affiliated Funds in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Fund, and vice versa.

Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3(a) below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds hold Pre-Boarding Investments and have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3(b) below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On

12 See note 33, below.

Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. Each Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Trustees in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and the Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4(b) below and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. Each Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Trustees.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co- Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only

13 See note 31, below.

14 In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

15 However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Trustees must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[16] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous

16 Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

17 See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

18 See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

19 Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

20 H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) PIMCO is the investment adviser to, and may be deemed to control, the Existing Affiliated Funds and an Adviser will advise (and sub-advise, if applicable) and may be deemed to control any Future Affiliated Funds; (ii) PIMCO is the investment adviser to, and may be deemed to control, the Regulated Funds and an Adviser will advise (and sub-advise, if applicable) and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to Future Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds. Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs would be controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs would be subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions.

In addition, because the PIMCO Proprietary Accounts are controlled by the Adviser or its affiliates and, therefore, may be under common control with the Funds, the Company, any future Advisers, and any Future Regulated Funds, the PIMCO Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or Section 57(b) and also prohibited from participating in the Co-Investment Program. Each Regulated Fund would also be related to each other Regulated Fund in a manner described by 57(b) or rule 17d-1, as applicable, and thus prohibited from participating in Co-Investment Transactions with each other.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.21 The relief

21 See, e.g., AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812- 14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Alcentra Capital Corporation, et al. (File No. 812-14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); Guggenheim Credit Income Fund, et al. (File No. 812-14831) Investment Company Act Rel. Nos. 32960 (January 3, 2018) (notice) and 32996 (January 30, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14582) Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2018) (order).

requested in this Application with respect to Follow-On Investments is based on the temporary relief granted by the Commission on April 8, 2020.22 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

Hamilton Lane Private Assets Fund and its affiliates, Ares Capital Corporation and its affiliates, Apollo Investment Corporation and its affiliates and Oaktree Strategic Income, LLC and its affiliates each previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants based the Application on the applications of Hamilton Lane Private Assets Fund and its affiliates, for which an order was issued on February 23, 2021 (the “Hamilton Order”),23 Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the “Ares Order”),24 Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016 (the “Apollo Order”)25 and Oaktree Strategic Income, LLC and its affiliates, for which an order was granted on October 18, 2017 (the “Oaktree Order”).26 Applicants believe that the relief requested herein is consistent with the policy underlying the Hamilton Order, the Ares Order, the Apollo Order and the Oaktree Order, as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

22 BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021).

23 Hamilton Lane Private Assets Fund, et al. (File No. 812-15099) Release No. IC-34201 (February 23, 2021) (order), Release No. IC-34182 (January 28, 2021) (notice).

24 Ares Capital Corporation, et al. (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).

25 See Apollo Investment Corporation, et al. (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order).

26 See Oaktree Strategic Income, LLC, et al. (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).

The Commission also has issued orders extending co-investment relief to proprietary accounts.27

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all

27 See Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (Nov. 6, 2018) (notice) and 33316 (Dec. 4, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Inv. Co. Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order).

opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

Additional duties imposed by the Conditions on the Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

C.	Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)    The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)    When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)    If an Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)    If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1(b) above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Trustees with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)    After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Trustees of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other

Regulated Funds or the Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)    the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)    the transaction is consistent with:

(A)    the interests of the Regulated Fund’s shareholders; and

(B)    the Regulated Fund’s then-current Objectives and Strategies;

(iii)    the investment by any other Regulated Fund(s), or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)    the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Fund and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)    any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)    the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect28 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.    Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.    General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,29 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.    Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.    Standard Review Dispositions.

(a)    General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

28 For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

29 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)    the Adviser to such Regulated Fund or Affiliated Fund,30 as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)    Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)    No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)    (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;31 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)    each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)    Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)    General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

30 Any PIMCO Proprietary Account that is not advised by the Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i), and 9(a)(i).

31 In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(i)    the Adviser to such Regulated Fund or Affiliated Fund, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)    the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)    Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)    the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)    the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)    Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)    Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)    Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)    Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)    Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial32 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)    No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)    General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to each such Regulated Fund and Affiliated Fund, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)    No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)    (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,33 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has

32 In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

33 To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and any Affiliated Fund, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or any Affiliated Fund, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)    it is a Non-Negotiated Follow-On Investment.

(c)    Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Trustees must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)    Allocation. If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1(b) above.

(e)    Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.	Enhanced Review Follow-Ons.

(a)    General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and any Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to each such Regulated Fund or Affiliated Fund, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)    the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)    Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)    Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)    Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)    Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)    Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)    No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)    Allocation. If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1(b) above.

(e)    Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)    Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Trustees may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)    All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)    Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)    The Independent Trustees (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Funds’ best interests.

11.    Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.    Trustee Independence. No Independent Trustee (including the non-interested members of each Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.    Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co- Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and any participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.    Transaction Fees.34 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by an Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

34 Applicants are not requesting, and the Commission is not providing, any relief for transaction fees received in connection with any Co-Investment Transaction.

15.    Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

V.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

David C. Flattum

Global General Counsel

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (949) 720-6134

Ryan G. Leshaw, Esq.

Chief Legal Officer for the Closed-End Funds, Interval Funds, and the Company

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (949) 720-6980

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

david.sullivan@ropesgray.com

michael.doherty@ropesgray.com

B.	Authorizations

The filing of this Third Amended and Restated Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by (i) the Board of each Fund (other than REFLX and CAFLX) pursuant to resolutions duly adopted by the Board on June 30, 2021 (attached hereto as Exhibit A), February 23, 2022 (attached hereto as Exhibit D) and March 24, 2022 (attached hereto as Exhibit F); (ii) the Sole Initial Trustee of REFLX pursuant to resolutions duly adopted by such Trustee on December 29, 2021 (attached hereto as Exhibit B); (iii) the Sole Trustee of CAFLX pursuant to resolutions duly adopted by such Trustee on February 28, 2022 (attached hereto as Exhibit E); (iv) the Sole Initial Director of the Company pursuant to resolutions duly adopted by such Director on December 30, 2021 (attached hereto as Exhibit C); and the Board of Directors of PIMCO Mortgage Investment Trust, Inc. pursuant to resolutions duly adopted by such board on August 17, 2022 (attached hereto as Exhibit G). In accordance with Rule 0-2(c) under the Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he or she has duly executed the attached Application for and on behalf of the applicable entity listed; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Ryan G. Leshaw

Chief Legal Officer for the Closed-End Funds, Interval Funds, and the Company

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Telephone: (949) 720-6980

Signature Pages Follow

Applicants have caused this Application to be duly signed on their behalf on the 29th day of November, 2022.

PCM FUND, INC.

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO CORPORATE & INCOME OPPORTUNITY FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO CORPORATE & INCOME STRATEGY FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO DYNAMIC INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO DYNAMIC INCOME OPPORTUNITIES FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO ENERGY AND TACTICAL CREDIT OPPORTUNITIES FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO GLOBAL STOCKSPLUS® & INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO HIGH INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO INCOME STRATEGY FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO INCOME STRATEGY FUND II

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO STRATEGIC INCOME FUND, INC.

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO ACCESS INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO CALIFORNIA MUNICIPAL INCOME FUND II

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO CALIFORNIA MUNICIPAL INCOME FUND III

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO MUNICIPAL INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO MUNICIPAL INCOME FUND II

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO MUNICIPAL INCOME FUND III

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO NEW YORK MUNICIPAL INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO NEW YORK MUNICIPAL INCOME FUND II

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO NEW YORK MUNICIPAL INCOME FUND III

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO FLEXIBLE CREDIT INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO CAPITAL SOLUTIONS BDC CORP.

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

PIMCO BRAVO FUND III, L.P.
By: PIMCO GP XVII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

LVS III HOLDING LP
By: PIMCO GP XVII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO BRAVO FUND IV, L.P.
By: PIMCO GP XLI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

LVS IV HOLDING SP LP
By: LVS IV GP LLC, its general partner
By: LVS IV Holding LP, its managing member
By: PIMCO GP XLI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

LVS IV HOLDING LP
By: PIMCO GP XLI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO REAL ESTATE OPPORTUNITIES FUND, L.P.
By: PIMCO GP XLV, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO COMMERCIAL REAL ESTATE DEBT FUND, L.P.
By: PIMCO GP XXVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO COMMERCIAL REAL ESTATE DEBT FUND II, L.P.
By: PIMCO GP XLIX, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO CORPORATE OPPORTUNITIES FUND III, L.P.
By: PIMCO GP XXX, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO CORPORATE OPPORTUNITIES FUND IV, L.P.
By: PIMCO GP LIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach

Title:	Managing Director

OC III HOLDING LP
By: PIMCO GP XXX, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO PRIVATE INCOME FUND LP
By: PIF CE Ltd, its general partner

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO TACTICAL OPPORTUNITIES MASTER FUND LTD.

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO HORSESHOE FUND, LP
By: PIMCO GP XIV, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO RED STICK FUND, L.P.
By: PIMCO GP XXVIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO DISTRESSED SENIOR CREDIT OPPORTUNITIES FUND II, L.P.
By: PIMCO GP X, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO DISCO FUND III LP
By: PIMCO GP XXXIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO RESIDENTIAL OPPORTUNITIES FUND, L.P.
By: PIMCO GP XXXV, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PHFS RESIDENTIAL OPPORTUNITIES OFFSHORE FUND, L.P.
By: PIMCO GP XXXVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO OP TRUST FLEXIBLE CREDIT FUND, L.P.
By: PIMCO GP XXIV, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO FLEXIBLE CREDIT MASTER FUND, L.P.
By: PIMCO GP XXXVIII, LLC, its general partner
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIMCO ILS SERIES SPC, ON BEHALF OF AND FOR THE ACCOUNT OF PIMCO ILS FUND I

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO ILS SERIES SPC, ON BEHALF OF AND FOR THE ACCOUNT OF
PIMCO ILS FUND II

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO GLOBAL CREDIT OPPORTUNITY MASTER FUND LDC

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO ABSOLUTE RETURN STRATEGY 3 MASTER FUND LDC

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO ABSOLUTE RETURN STRATEGY 3D OFFSHORE FUND LTD.

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO ABSOLUTE RETURN STRATEGY 3E MASTER FUND LDC

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO ABSOLUTE RETURN STRATEGY IV MASTER FUND LDC

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO ABSOLUTE RETURN STRATEGY IV IDF LLC
By: Pacific Investment Management Company LLC, its managing member

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

INTERTRUST FUND SERVICES (CAYMAN) LIMITED, IN ITS CAPACITY AS TRUSTEE OF PIMCO ABSOLUTE RETURN STRATEGY IV EFUND, A SUB-TRUST OF PIMCO OFFSHORE FUNDS

By:	/s/ Sheena Thompson
Name:	Sheena Thompson
Title:	Authorised Signatory

By:	/s/ Edra Rouse
Name:	Edra Rouse
Title:	Authorised Signatory

PIMCO ABSOLUTE RETURN STRATEGY V MASTER FUND LDC

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PIMCO MORTGAGE INVESTMENT TRUST, INC.

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	President

PIMCO PRIVATE DIVERSIFIED LENDING FUND PRIVATE SLEEVELP
By: PIMCO GP LI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

PIF II OFFSHORE I LTD

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

PAF LUX SCA, SICAV- RAIF
By: PAF GP S.à r.l., acting in its capacity as managing general partner

By:	/s/ Nathalie Houllé
Name: Nathalie Houllé
Title: Manager

PIMCO DISCO CONTINGENT CAPITAL FUND SERIES I LP
By: PIMCO GP LIV – Series I, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By:	/s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO EUROPEAN DATA CENTRE OPPORTUNITY FUND, SCSP
By: PIMCO GP IX S.à r.l., its general partner

By:	/s/ Nathalie Houllé
Name: Nathalie Houllé
Title: Manager

PIMCO COMMERCIAL REAL ESTATE LENDING EUROPE FUND SCSP
By: PIMCO GP VII S.à r.l., its general partner

By:	/s/ Nathalie Houllé
Name: Nathalie Houllé
Title: Manager

PIMCO CORPORATE OPPORTUNITIES FUND IV LUX, SCSP
By: PIMCO GP VI S.à r.l., its general partner

By:	/s/ Nathalie Houllé
Name: Nathalie Houllé
Title: Manager

DCCF SPV 1 SERIES 1 LP
By: DCCF GP I Series 1 LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By:	/s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

DCCF SPV 1 CAYMAN SERIES 1 LTD

By: Pacific Investment Management Company LLC, its Director

By:	/s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO SPECIALTY FINANCE INCOME FUND, L.P.
By: PIMCO GP LVI, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By:	/s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

SFI OFFSHORE 1 LTD
By: Pacific Investment Management Company LLC, its Director

By:	/s/ Jason Mandinach
Name: Jason Mandinach
Title: Managing Director

PIMCO Elysian Park Fund, L.P.
By: PIMCO GP LIX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By:
Name: Jason Mandinach
Title: Managing Director

PIMCO CLO OPPORTUNITIES FUND II, L.P.
By: PIMCO GP LX, LLC, its general partner
By: Pacific Investment Management Company LLC, its member manager

By:
Name: Jason Mandinach

TITLE: MANAGING DIRECTORPIMCO INVESTMENTS LLC

By:	/s/ Eric Sutherland
Name:	Eric Sutherland
Title:	President

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

SCHEDULE A

The Existing Affiliated Funds are comprised of the following groups, and all Existing Affiliated Funds are advised by Advisers to Affiliated Funds:

Verification Group A

1.	PIMCO BRAVO Fund III, L.P.
a)	LVS III Holding LP

2.	PIMCO BRAVO Fund IV, L.P.
a)	LVS IV Holding SP LP
b)	LVS IV Holding LP

3.	PIMCO Real Estate Opportunities Fund, L.P.

4.	PIMCO Commercial Real Estate Debt Fund, L.P.

5.	PIMCO Commercial Real Estate Debt Fund II, L.P.

6.	PIMCO Corporate Opportunities Fund III, L.P.
a)	OC III Holding LP

7.	PIMCO Corporate Opportunities Fund IV, L.P.

8.	PIMCO Horseshoe Fund, LP

9.	PIMCO Red Stick Fund, L.P.

10.	PIMCO Distressed Senior Credit Opportunities Fund II, L.P.

11.	PIMCO DISCO Fund III LP

12.	PIMCO Residential Opportunities Fund, L.P. (“Resi Opps”)

13.	PHFS Residential Opportunities Offshore Fund, L.P., a shareholder of the Master Fund, PHFS XI SP, a segregated portfolio of PHFS Series SPC

14.	PIMCO Absolute Return Strategy IV IDF LLC

15.	PIMCO OP Trust Flexible Credit Fund, L.P.

16.	PIMCO Flexible Credit Master Fund, L.P.

17.	PIMCO Private Diversified Lending Fund Private Sleeve LP

18.	PIMCO DISCO Contingent Capital Fund Series I LP

19.	DCCF SPV 1 Series 1 LP

20.	DCCF SPV Cayman Series 1 Ltd

21.	PIMCO Specialty Finance Income Fund, L.P.

22.	SFI Offshore 1 Ltd

23.	PIMCO Elysian Park Fund, L.P.

24.	PIMCO CLO OPPORTUNITIES FUND II, L.P.

Verification Group B

25.	PIMCO Private Income Fund LP

26.	PIMCO Tactical Opportunities Master Fund Ltd.

27.	PIMCO ILS Series SPC, on behalf and for the account of PIMCO ILS Fund I

28.	PIMCO ILS Series SPC, on behalf and for the account of PIMCO ILS Fund II

29.	PIMCO Global Credit Opportunity Master Fund LDC

30.	PIMCO Absolute Return Strategy 3 Master Fund LDC

31.	PIMCO Absolute Return Strategy 3D Offshore Fund Ltd.

32.	PIMCO Absolute Return Strategy 3E Master Fund LDC

33.	PIMCO Absolute Return Strategy IV Master Fund LDC

34.	PIMCO Absolute Return Strategy V Master Fund LDC

35.	PIF II Offshore I Ltd

Verification Group C

36.	PIMCO Absolute Return Strategy IV eFund

Verification Group D

37.	PAF Lux SCA, SICAV – RAIF

38.	PIMCO European Data Centre Opportunity Fund, SCSp

39.	PIMCO Commercial Real Estate Lending Europe Fund SCSp

40.	PIMCO Corporate Opportunities Fund IV Lux, SCSp

Verification Group E

41.	PIMCO Mortgage Investment Trust, Inc.

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of each of PCM Fund, Inc., PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Dynamic Income Fund, PIMCO Dynamic Income Opportunities Fund, PIMCO Energy and Tactical Credit Opportunities Fund, PIMCO Global StocksPLUS® & Income Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PIMCO Strategic Income Fund, Inc., PIMCO Access Income Fund, PIMCO California Income Fund, PIMCO California Income Fund II, PIMCO California Income Fund III, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, PIMCO Flexible Credit Income Fund, PIMCO Flexible Municipal Income Fund, PIMCO Flexible Emerging Markets Income Fund, PIMCO Flexible Real Estate Income Fund, and PIMCO California Flexible Municipal Income Fund, that she is the Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

PCM FUND, INC.

PIMCO CORPORATE & INCOME OPPORTUNITY FUND

PIMCO CORPORATE & INCOME STRATEGY FUND

PIMCO DYNAMIC INCOME FUND

PIMCO DYNAMIC INCOME OPPORTUNITIES FUND

PIMCO ENERGY AND TACTICAL CREDIT OPPORTUNITIES FUND

PIMCO GLOBAL STOCKSPLUS® & INCOME FUND

PIMCO HIGH INCOME FUND

PIMCO INCOME STRATEGY FUND

PIMCO INCOME STRATEGY FUND II

PIMCO STRATEGIC INCOME FUND, INC.

PIMCO ACCESS INCOME FUND

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

PIMCO CALIFORNIA MUNICIPAL INCOME FUND II

PIMCO CALIFORNIA MUNICIPAL INCOME FUND III

PIMCO MUNICIPAL INCOME FUND

PIMCO MUNICIPAL INCOME FUND II

PIMCO MUNICIPAL INCOME FUND III

PIMCO NEW YORK MUNICIPAL INCOME FUND

PIMCO NEW YORK MUNICIPAL INCOME FUND II

PIMCO NEW YORK MUNICIPAL INCOME FUND III

PIMCO FLEXIBLE CREDIT INCOME FUND

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

PIMCO FLEXIBLE EMERGING MARKETS INCOME FUND

PIMCO FLEXIBLE REAL ESTATE INCOME FUND

PIMCO CALIFORNIA FLEXIBLE MUNICIPAL INCOME FUND

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Secretary

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of PIMCO Capital Solutions BDC Corp., that she is the Sole Initial Director of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

PIMCO CAPITAL SOLUTIONS BDC CORP.

By:	/s/ Wu-Kwan Kit
Name:	Wu-Kwan Kit
Title:	Sole Initial Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Pacific Investment Management Company LLC, that he is the Managing Director of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PIMCO Investments LLC, that he is the President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PIMCO INVESTMENTS LLC

By:	/s/ Eric Sutherland
Name:	Eric Sutherland
Title:	President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf each of the funds listed in Verification Group A on Schedule A, that he is the Managing Director of such funds, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	Managing Director

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf each of the funds listed in Verification Group B on Schedule A, that she is the Director of such funds, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Michelle Wilson-Clarke
Name:	Michelle Wilson-Clarke
Title:	Director

VERIFICATION

The undersigned states that they have duly executed the foregoing Application for and on behalf of the fund listed in Verification Group C on Schedule A, that they are the Authorised Signatories of such fund, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that they are familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of their knowledge, information and belief.

By:	/s/ Sheena Thompson
Name:	Sheena Thompson
Title:	Authorised Signatory

By:	/s/ Edra Rouse
Name:	Edra Rouse
Title:	Authorised Signatory

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of the funds listed in Verification Group D on Schedule A, that she is the Manager of such funds, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further state that she is familiar with such instruments, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Nathalie Houllé
Name:	Nathalie Houllé
Title:	Manager

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of the fund listed in Verification Group E on Schedule A, that he is the President of such entity, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jason Mandinach
Name:	Jason Mandinach
Title:	President

EXHIBIT A

Resolutions of PCM Fund, Inc., PIMCO Corporate & Income Opportunity Fund, PIMCO Corporate & Income Strategy Fund, PIMCO Dynamic Income Fund, PIMCO Dynamic Income Opportunities Fund, PIMCO Energy and Tactical Credit Opportunities Fund, PIMCO Global StocksPLUS® & Income Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PIMCO Strategic Income Fund, Inc., PIMCO Flexible Credit Income Fund, PIMCO Flexible Municipal Income Fund, and PIMCO Flexible Emerging Markets Income Fund (the “Funds”)

Approval of Filing Section 17(d) Application for Co-Investment Relief

NOW, THEREFORE, BE IT RESOLVED, that the officers of each of the Funds are hereby authorized to prepare, execute and cause to be filed with the SEC an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit B, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of each of the Funds are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

EXHIBIT B

Resolutions of PIMCO Flexible Real Estate Income Fund (the “Fund”)

Approval of Filing Section 17(d) Application for Co-Investment Relief

RESOLVED, that the officers of each of the Fund are hereby authorized to prepare, execute and cause to be filed with the U.S. Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (“1940 Act”) and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

RESOLVED, that the officers of each of the Fund are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

EXHIBIT C

Resolutions of PIMCO Capital Solutions BDC Corp. (the “Company”)

Approval of Filing Section 17(d) Application for Co-Investment Relief

RESOLVED, that the directors and officers of the Company are hereby authorized to prepare, execute and cause to be filed with the U.S. Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (“1940 Act”) and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

RESOLVED, that the directors and officers of the Company are hereby authorized to take such further action and execute such other documents as such director or officer shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

EXHIBIT D

Resolutions of PIMCO Access Income Fund (the “Fund”)

Approval to Add Fund as an Applicant to the Application for Co-Investment Relief

VOTED, that the officers of the Fund are hereby authorized to prepare, execute and cause to be filed with the SEC an Application for an Order of Exemption, as discussed at the Meeting, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act.

VOTED, that the officers of the Fund are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

EXHIBIT E

Resolutions of PIMCO California Flexible Municipal Income Fund (the “Fund”)

Approval to Add Fund as an Applicant to the Application for Co-Investment Relief

VOTED, that the officers of the Fund are hereby authorized to prepare, execute and cause to be filed with the SEC an Application for an Order of Exemption, as discussed at the Meeting, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act.

VOTED, that the officers of the Fund are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

EXHIBIT F

Resolutions of PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III (the “Funds”)

Approval of Filing Section 17(d) Application for Co-Investment Relief

VOTED, that the officers of the Funds are hereby authorized to take such actions and execute such documents as such officer or officers shall deem necessary or advisable in order to permit the Funds to rely on the Order, if granted.

EXHIBIT G

Resolutions of PIMCO Mortgage Investment Trust, Inc. (the “Company”)

Approval of Filing Section 17(d) Application for Co-Investment Relief

RESOLVED, that the directors and officers of the Company are hereby authorized to prepare, execute and cause to be filed with the SEC an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act; and

RESOLVED, that the directors and officers of the Company are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolutions.